SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101. Information to be Included in Statements Filed

Pursuant to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No. 7)

China Unicom (Hong Kong) Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

16945R 10 4

(CUSIP Number)

Yung Shun Loy Jacky

China Unicom (Hong Kong) Limited

75th Floor, The Center

99 Queen’s Road Central

Hong Kong

Telephone: (+852) 2121 3220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

1.	NAME OF REPORTING PERSON CHINA UNITED NETWORK COMMUNICATIONS GROUP COMPANY LIMITED(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: PEOPLE’S REPUBLIC OF CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 24,458,173,518(2)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 24,458,173,518

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,458,173,518(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 79.9%(2)
14.	TYPE OF REPORTING PERSON: CO

(1)	Formerly known as China United Telecommunications Corporation.
(2)	Includes (i) 16,376,043,282 Unicom Shares held by China Unicom (BVI) Limited, a company incorporated in the British Virgin Islands (“Unicom BVI”), and (ii) 8,082,130,236 Unicom Shares held by China Unicom Group Corporation (BVI) Limited (formerly known as China Netcom Group Corporation (BVI) Limited), a company incorporated in the British Virgin Islands (“Unicom Group BVI”).

1.	NAME OF REPORTING PERSON CHINA UNITED NETWORK COMMUNICATIONS LIMITED(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: PEOPLE’S REPUBLIC OF CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 24,458,173,518(2)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 16,376,043,282

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,458,173,518(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 79.9%(2)
14.	TYPE OF REPORTING PERSON: CO

(1)	Formerly known as China United Telecommunications Corporation Limited.
(2)	Includes (i) 16,376,043,282 Unicom Shares held by Unicom BVI and (ii) 8,082,130,236 Unicom Shares held by Unicom Group BVI as to which the Reporting Person may be deemed to be the beneficial owner due to its beneficial ownership interest in Unicom BVI and the formation of a group (as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) between Unicom BVI and Unicom Group BVI as a result of the Concert Party Agreement as described in Items 3 and 4 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of the 8,082,130,236 Unicom Shares held by Unicom Group BVI.

1.	NAME OF REPORTING PERSON CHINA UNICOM (BVI) LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 24,458,173,518(1)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 16,376,043,282

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,458,173,518(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 79.9%(1)
14.	TYPE OF REPORTING PERSON: CO

(1)	Includes (i) 16,376,043,282 Unicom Shares held by the Reporting Person and (ii) 8,082,130,236 Unicom Shares held by Unicom Group BVI as to which the Reporting Person may be deemed to have acquired beneficial ownership due to the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between the Reporting Person and Unicom Group BVI as a result of the Concert Party Agreement as described in Items 3 and 4 of the Schedule 13D.

1.	NAME OF REPORTING PERSON CHINA UNICOM GROUP CORPORATION (BVI) LIMITED(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 24,458,173,518(2)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 8,082,130,236

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,458,173,518(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 79.9%(2)
14.	TYPE OF REPORTING PERSON: CO

(1)	Formerly known as China Netcom Group Corporation (BVI) Limited.
(2)	Includes (i) 8,082,130,236 Unicom Shares held by the Reporting Person and (ii) 16,376,043,282 Unicom Shares held by Unicom BVI as to which the Reporting Person may be deemed to have acquired beneficial ownership due to the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between Unicom BVI and the Reporting Person as a result of the Concert Party Agreement as described in Items 3 and 4.

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the disclosures in Item 1 (Security and Issuer), Item 2 (Identity and Background), Item 3 (Source and Amount of Funds or Other Consideration), Item 4 (Purpose of the Transaction), Item 5 (Interest in Securities of the Issuer), Item 6 (Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer) and Item 7 (Material to be Filed as Exhibits) of the Schedule 13D (“Schedule 13D”) filed with the Securities and Exchange Commission on October 27, 2008, as amended by Amendment No. 1 filed on November 25, 2008, Amendment No. 2 filed on December 24, 2008, Amendment No. 3 filed on January 14, 2009, Amendment No. 4 filed on September 29, 2009, Amendment No. 5 filed on June 13, 2012 and Amendment No. 6 filed on July 30, 2012, relating to the ordinary shares of China Unicom (Hong Kong) Limited. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D, as previously amended, remain unchanged.

Capitalized terms not otherwise defined in this Amendment No. 7 have the meanings given to them in the Schedule 13D, as previously amended.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the ordinary shares (the “Unicom Shares”) of China Unicom (Hong Kong) Limited (formerly known as China Unicom Limited), a corporation incorporated under the laws of Hong Kong (“China Unicom”). The address of China Unicom’s principal executive office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong, the People’s Republic of China (the “PRC”).

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) - (c) This statement on Schedule 13D is jointly filed by (i) China United Network Communications Group Company Limited (formerly known as China United Telecommunications Corporation), a company incorporated in the PRC (“Unicom Group”); (ii) China United Network Communications Limited (formerly known as China United Telecommunications Corporation Limited), a company incorporated in the PRC (“Unicom A Share Company”); (iii) China Unicom (BVI) Limited, a company incorporated in the British Virgin Islands (“Unicom BVI”); and (iv) China Unicom Group Corporation (BVI) Limited (formerly known as China Netcom Group Corporation (BVI) Limited), a company incorporated in the British Virgin Islands (“Unicom Group BVI” and, collectively with Unicom Group, Unicom A Share Company and Unicom BVI, the “Companies”).

Unicom Group is a telecommunications operator in the PRC that beneficially owns 79.9% of the total outstanding Unicom Shares upon the Completion by virtual of its ownership interest in Unicom BVI and Unicom Group BVI. Unicom Group currently holds 37.7% of the total outstanding shares in Unicom A Share Company with the remaining 62.3% of Unicom A Share Company owned by strategic investors and public shareholders. Unicom A Share Company in turn holds 82.1% of the total issued capital of Unicom BVI with the remaining 17.9% of Unicom BVI being held directly by Unicom Group. Unicom BVI currently holds 53.5% of the outstanding Unicom Shares. Unicom Group BVI currently holds 26.4% of the outstanding Unicom Shares. Unicom A Share Company, Unicom BVI and Unicom Group BVI are holding companies whose subsidiaries are telecommunications operators in the PRC. The address of both Unicom Group and Unicom A Share Company’s principal place of business is 21 Financial Street, Xicheng District, Beijing 100033, the PRC. The address of both Unicom BVI and Unicom Group BVI’s principal place of business is 75th Floor, the Center, 99 Queen’s Road Central, Hong Kong, the PRC.

The name, residence or business address, present principal occupation or employment of each of the executive officers and directors of the Companies, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto.

(d) - (e) During the last five years, none of the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers and directors named on Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the directors and executive officers of the Companies is set forth in Schedule I.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D, as previously amended, is hereby amended and supplemented by adding the following:

On August 22, 2017, Unicom BVI and China Unicom entered into a share subscription agreement (the “Subscription Agreement”), pursuant to which Unicom BVI agreed to subscribe for a maximum of 6,651,043,262 Unicom Shares (the “Subscription Shares”) at a price of HK$13.24 per share (the “Proposed Subscription”). The Subscription Shares represent approximately 21.7% of the total outstanding Unicom Shares immediately after the completion of the Proposed Subscription (the “Completion”), totaling HK$88,059,812,788.8 in consideration. On November 28, 2017, all of the conditions precedent to the Subscription Agreement, including those not within the control of or otherwise waivable by Unicom BVI were fulfilled. The Completion occurred on November 28, 2017. Unicom BVI funds the consideration of the Proposed Subscription by using its funds received as a result of capital contribution by its shareholders, including (i) Unicom A Share Company, mainly using the funds from its non-public share issuance to a number of strategic investors in October 2017, and (ii) Unicom Group, mainly using the funds from its disposal of 1,899,764,201 shares in Unicom A Share Company.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D, as previously amended, is hereby amended and supplemented by adding the following:

On August 22, 2017, Unicom BVI and China Unicom entered into the Subscription Agreement, pursuant to which Unicom BVI agreed to subscribe for a maximum of 6,651,043,262 Unicom Shares at a price of HK$13.24 per share. The Subscription Shares represent approximately 21.7% of the total outstanding Unicom Shares immediately after the Completion. Following the Completion, China Unicom’s net assets will increase and its liabilities-to-assets ratio will decrease. Accordingly, China Unicom will be able to carry out more investment, financing and research and development activities.

The Companies may review their shareholding interests in China Unicom on a continuing basis and, subject to the Concert Party Agreement and applicable laws, reserve the right to take such actions in the future in connection with their shareholding interests in China Unicom as they deem appropriate.

Except as set forth in this Amendment No. 7 and the Schedule 13D, as previously amended, none of the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers or directors has any present plans or proposals that relate to or would result in the occurrence of any of the following events: (a) the acquisition by any person of additional securities of China Unicom, or the disposition of securities of China Unicom; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving China Unicom or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of China Unicom or any of its subsidiaries; (d) any change in the present board of directors or management of China Unicom, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of China Unicom; (f) any other material change in China Unicom’s business or corporate structure; (g) changes in China Unicom’s memorandum and articles of association or instruments corresponding thereto or other actions which may impede the acquisition of control of China Unicom by any person; (h) causing a class of securities of China Unicom to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of China Unicom becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D, as previously amended, is hereby amended and restated as follows:

(a)     Unicom BVI is the beneficial owner and, immediately after the Completion, the registered owner of 16,376,043,282 Unicom Shares, representing 53.5% of the total outstanding Unicom Shares upon the Completion. In addition, due to the Concert Party Agreement and the beneficial ownership of Unicom Shares by Unicom Group BVI, Unicom BVI and Unicom Group BVI constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder, and, accordingly, Unicom BVI is deemed to have beneficial ownership of the 8,082,130,236 Unicom Shares held by Unicom Group BVI. Thus, Unicom BVI is deemed to beneficially own in the aggregate 24,458,173,518 Unicom Shares, representing 79.9% of the total outstanding Unicom Shares upon the Completion.

Unicom Group BVI is the registered and beneficial owner of 8,082,130,236 Unicom Shares, representing 26.4% of the total outstanding Unicom Shares upon the Completion. In addition, due to the formation of the above described “group” with Unicom BVI, Unicom Group BVI is deemed to have beneficial ownership of the 16,376,043,282 Unicom Shares held by Unicom BVI. Thus, Unicom Group BVI is deemed to beneficially own in the aggregate 24,458,173,518 Unicom Shares, representing 79.9% of the total outstanding Unicom Shares upon the Completion.

Unicom Group, by virtue of its ownership interest in Unicom BVI and Unicom Group BVI, beneficially owns the 16,376,043,282 Unicom Shares held by Unicom BVI and the 8,082,130,236 Unicom Shares held by Unicom Group BVI, representing in the aggregate 79.9% of the total outstanding Unicom Shares upon the Completion.

Unicom A Share Company, by virtue of its ownership interest in Unicom BVI, beneficially owns the 16,376,043,282 Unicom Shares held by Unicom BVI, representing 53.5% of the total outstanding Unicom Shares upon the Completion, and may also be deemed to have beneficial ownership of the 8,082,130,236 Unicom Shares that are held by Unicom Group BVI and that are deemed to be beneficially owned by Unicom BVI as a result of the formation of the above described “group” between Unicom BVI and Unicom Group BVI. Thus, Unicom A Share Company may be deemed to beneficially own in the aggregate 24,458,173,518 Unicom Shares, representing 79.9% of the total outstanding Unicom Shares upon the Completion.

Each of Unicom Group and Unicom A Share Company disclaims that it has agreed to act together with any of the parties to the Concert Party Agreement as a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder.

None of the executive directors and officers of each of the Companies as set forth in Schedule I currently beneficially owns any Unicom Shares.

(b)     Each of Unicom BVI and Unicom Group BVI may be deemed to have the shared power to vote or to direct the voting of the 24,458,173,518 Unicom Shares that are deemed to be beneficially owned by each of them and by Unicom Group and that may be deemed to be beneficially owned by the Unicom A Share Company. Unicom BVI may be deemed to have the shared power to dispose or direct the disposition of the 16,376,043,282 Unicom Shares registered in its name. Unicom Group BVI may be deemed to have the shared power to direct the disposition of the 8,082,130,236 Unicom Shares registered in its name.

Unicom Group, by virtue of its ownership interest in Unicom BVI and Unicom Group BVI, may be deemed to have the shared power to direct the voting and disposition of the 16,376,043,282 Unicom Shares registered in the name of Unicom BVI and the 8,082,130,236 Unicom Shares registered in the name of Unicom Group BVI.

Unicom A Share Company, by virtue of its ownership of Unicom BVI, may be deemed to have the shared power to direct the voting of the 24,458,173,518 Unicom Shares deemed to be beneficially owned by Unicom BVI and to direct the disposition of the 16,376,043,282 Unicom Shares registered in the name of Unicom BVI.

(c)    Except as set forth in the Schedule 13D, as previously amended, and as further amended and supplemented by this Amendment No. 7, neither the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers and directors listed on Schedule I, beneficially owns or has effected any transactions in the Unicom Shares during the past 60 days.

(d)    Except as set forth in the Schedule 13D, as previously amended, and as further amended and supplemented by this Amendment No. 7, neither the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers and directors listed on Schedule I, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale, of the Unicom Shares.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D, as previously amended, is hereby amended and supplemented by adding the following:

The information set forth in Items 3 and 4 to this Amendment No. 7 is incorporated herein by reference. A copy of the Subscription Agreement is included as Exhibit M to this Amendment No. 7 and the description of the Subscription Agreement contained herein is qualified in its entirety by reference to Exhibit M, which is incorporated herein by reference.

Item 7.	Material To Be Filed As Exhibits.

Item 7 of the Schedule 13D, as previously amended, is hereby amended and supplemented by adding the following exhibit:

Exhibit M:

The share subscription agreement, dated August 22, 2017, by and between China Unicom (Hong Kong) Limited and China Unicom (BVI) Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

China United Network Communications Group Company Limited		China United Network Communications Limited

By:	/s/ Wang Xiaochu	By:	/s/ Wang Xiaochu
Name:	Wang Xiaochu	Name:	Wang Xiaochu
Title:	Chairman	Title:	Chairman
Date:	November 28, 2017	Date:	November 28, 2017

China Unicom (BVI) Limited		China Unicom Group Corporation (BVI) Limited

By:	/s/ Wang Xiaochu	By:	/s/ Li Fushen
Name:	Wang Xiaochu	Name:	Li Fushen
Title:	Director	Title:	Director
Date:	November 28, 2017	Date:	November 28, 2017

Schedule I

Executive Officers and Directors of the Companies

The following is a list of all executive officers and directors of each of the Companies and certain other information with respect to each executive officer and director. Unless otherwise indicated, each of Unicom Group’s executive officers and directors’ business address is 21 Financial Street, Xicheng District, Beijing, 100033, the PRC; each of Unicom A Share Company’s executive officers or directors’ business address is 21 Financial Street, Xicheng District, Beijing 100033, the PRC; each of Unicom BVI’s executive officers or directors’ business address is 75th Floor, the Center, 99 Queen’s Road Central, Hong Kong, the PRC; and each of Unicom Group BVI’s executive officers or directors’ business address is 75th Floor, the Center, 99 Queen’s Road Central, Hong Kong, the PRC.

Executive Officers and Directors of Unicom Group

Name	Principal Occupation or Employment at the Companies	Name, Principal Business and Address of Corporation or Employment/ Organization in Which Principally Employed	Citizenship
Wang Xiaochu	Chairman	Chairman & CEO - China Unicom (Hong Kong) Limited Telecommunications 75/F, the Center, 99 Queen’s Road Central, Hong Kong, the PRC	PRC

Lu Yimin	Vice Chairman and President	Executive Director & President - China Unicom (Hong Kong) Limited Telecommunications 75/F, the Center, 99 Queen’s Road Central, Hong Kong, the PRC	PRC

Li Fushen	Director, Vice President and Chief Accountant	Executive Director & CFO - China Unicom (Hong Kong) Limited Telecommunications 75/F, the Center, 99 Queen’s Road Central, Hong Kong, the PRC	PRC

Jiang Zhengxin	Vice President	Senior Vice President - China Unicom (Hong Kong) Limited Telecommunications 75/F, the Center, 99 Queen’s Road Central, Hong Kong, the PRC	PRC

Shao Guanglu	Vice President	Executive Director & Senior Vice President- China Unicom (Hong Kong) Limited Telecommunications 75/F, the Center, 99 Queen’s Road Central, Hong Kong, the PRC	PRC

Executive Officers and Directors of Unicom A Share Company

Name	Principal Occupation or Employment at the Companies	Name, Principal Business and Address of Corporation or Employment/ Organization in Which Principally Employed	Citizenship
Wang Xiaochu	Chairman	Chairman & CEO - China Unicom (Hong Kong) Limited Telecommunications 75/F, the Center, 99 Queen’s Road Central, Hong Kong, the PRC	PRC

Lu Yimin	Director and President	Executive Director & President - China Unicom (Hong Kong) Limited Telecommunications 75/F, the Center, 99 Queen’s Road Central, Hong Kong, the PRC	PRC

Li Fushen	Director	Executive Director & CFO - China Unicom (Hong Kong) Limited Telecommunications 75/F, the Center, 99 Queen’s Road Central, Hong Kong, the PRC	PRC

Shao Guanglu	Director	Executive Director & Senior Vice President- China Unicom (Hong Kong) Limited Telecommunications 75/F, the Center, 99 Queen’s Road Central, Hong Kong, the PRC	PRC

Lv Tingjie	Independent Director

Professor- Beijing University of Posts and

Telecommunications

Education

No.10 Xitucheng Road, Haidian District, Beijing 100083, the PRC

Independent Director- GOHIGH Data Networks Technology Co., Ltd

Technology

11/F, Yanba Building, No.40 Xueyuan Road, Haidian District, Beijing 100083, the PRC

Independent Director- Shenzhen Aisidi Co., Ltd

Technology

8/F, Building C, Jianxing Technology Building, 3151 Shahe West Road, Nanshan District, Shenzhen 518055, the PRC

Independent Director- BOE Technology Group Co., Ltd

Technology

No.12 Xihuanzhong RD, BDA, Beijing 100176, the PRC

PRC

Chen Yonghong	Independent Director

Partner- Baker Tilly China Certified Public Accountants

Accounting

Building 12, Foreign Cultural and Creative Garden,

No. 19 Chegongzhuang West Road, Haidian District, Beijing 100048, the PRC

Independent Director- Hua Xia Bank Co., Ltd

Banking

Hua Xia Bank Plaza, No.22 Jianguomennei Street, Dongcheng District, Beijing 100005, the PRC

Independent Director- Jinyu Bio-technology Co., Ltd

Bio Technology

No. 58, Ordos West Avenue, Huhehaote, Inner Mongolia Autonomous Region 010030, the PRC

Chairman- Tianzhi Engineering Consultants Co., Ltd.

Engineering

Building 12, Foreign Cultural and Creative Garden,

No. 19 Chegongzhuang West Road, Haidian District, Beijing 100048, the PRC

PRC

Li Hongbin	Independent Director

Professor- Peking University

Education

5 Yiheyuan Rd, Haidian Qu, Beijing 100871, the PRC

Independent Director- Centron Telecom International Holding Limited

Telecommunications

Xunmei Industrial Park, Quanzhou, Fujian 362000, the PRC

Independent Director- Guangdong Dongyan Internet Technology Co., Ltd

Internet

Suite 12, 6th Building, Keji Middle Street,

High - Tech Zone, Shantou, Guangdong Province, 515000, the PRC

Independent Director- Jiangsu Broadcasting Cable Information Network Corporation Limited

Telecommunications

26/F, No. 4 Beijing East Road,

Nanjing 210008, the PRC

Independent Director- Guangdong Eastone Century Technology Co., Ltd

Internet & Technology

12/F, Building A, Guangzhou Information Port,

16 Ke Yun Road, Tianhe District, Guangzhou 510630, the PRC

PRC

Executive Officers and Directors of Unicom BVI

Name	Principal Occupation or Employment at the Companies	Name, Principal Business and Address of Corporation or Employment/ Organization in Which Principally Employed	Citizenship
Wang Xiaochu	Director	Chairman & CEO - China Unicom (Hong Kong) Limited Telecommunications 75/F, the Center, 99 Queen’s Road Central, Hong Kong, the PRC	PRC

Meng Shusen	Director	President- China Unicom Global Limited Telecommunications 28/F, Tower 1, The Gateway, 25 Canton Road, Tsim Sha Tsui, Hong Kong, the PRC	PRC

Executive Officers and Directors of Unicom Group BVI

Name	Principal Occupation or Employment at the Companies	Name, Principal Business and Address of Corporation or Employment/ Organization in Which Principally Employed	Citizenship
Li Fushen	Director	Executive Director & CFO - China Unicom (Hong Kong) Limited Telecommunications 75/F, the Center, 99 Queen’s Road Central, Hong Kong, the PRC	PRC